sfleischmann@shearman.com                                        April 14, 2006
(212) 848-7527



VIA EDGAR AND FEDERAL EXPRESS
-----------------------------


Ms. Jennifer G. Williams
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-0305



John Deere Receivables, Inc.
Responses to SEC Comment Letter Dated April 7, 2006
---------------------------------------------------


Dear Ms. Williams:

We refer to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to John Deere Receivables, Inc. (the "Depositor"), dated April 7, 2006, with respect to Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-130966 (the "Registration Statement"), filed by the Depositor with the Commission on March 22, 2006.

On behalf of the Depositor, we are writing to respond to the Staff's comments and to indicate the changes that have been made in Amendment No. 2 ("Amendment No. 2") to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that the Depositor filed with the Commission is referred to in this letter as the "Prospectus." The numbered paragraphs and headings below correspond to the order of the Staff's comments, which are repeated below in italics for your reference.

To assist the Staff in reviewing Amendment No. 2, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No.
2. All page number

Ms. Jennifer G. Williams                                         April 14, 2006
Page 2


references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 2.

In connection with responding to the Staff's comments, the Depositor hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff's comments and the changes to the disclosure in its filings in response to the Staff's comments do not foreclose the Commission from taking any action with respect to its filings; and the Depositor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States).


Prospectus Supplement
---------------------

Distributions by Delinquency Status
-----------------------------------

     1. We reissue prior comment 18 in part. Please revise the phrase "60 days or more" to clarify that the delinquent assets will not be more than 89 days past due. Refer to Item 1100(b)(1) of Regulation AB.


          The Depositor acknowledges the Staff's comment and has replaced the phrase "60 days or more" with the phrase "60-89 days" in the table titled "Distribution by Delinquency Status of the Receivables as of the Cutoff Date" on page S-[25].


Base Prospectus
---------------

Credit and Cash Flow Enhancement
--------------------------------

     2. We note your response to prior comment 32. Please tell us the nature of the "guaranteed obligation" referred to in your description of "cash collateral guarantees."


          The Depositor acknowledges the Staff's comment and informs the Staff that "cash collateral guarantees" will not be used as credit enhancement for any series of securities issued pursuant to the Registration Statement. Accordingly, all references to "cash collateral guarantees" and "guaranteed obligation" have been deleted.

Ms. Jennifer G. Williams                                         April 14, 2006
Page 3


Part II
-------

Undertakings
------------

     3. We reissue prior comment 36 in part. Please provide the new undertakings required under Securities Act Reform. Refer to Item 512(a)(1)(ii) and (iii) of Regulation S-K.


          The Depositor acknowledges the Staff's comment and has added the additional undertakings required by Item 512(a)(1)(ii) and (iii) of Regulation S-K.


Signatures
----------

     4. We note your response to prior comment 37. However, we cannot locate any change to the signature page. Please delete the phrase "as originator of the Trust."


          The Depositor acknowledges the Staff's comment and has deleted the phrase "as originator of the Trust" from the signature page.



                                      * * *

Thank you for your prompt attention to the Depositor's responses to the Staff's comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7527.

Very truly yours,


/s/ Stuart K. Fleischmann
-----------------------------
Stuart K. Fleischmann


cc:   John Stickel
      (Securities and Exchange Commission)